Exhibit 99.1

Statement of Computation of Ratios of Earnings of Fixed Charges

	Three months ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	31-Mar-13	31-Dec-12	31-Dec-11	31-Dec-10	31-Dec-09	31-Dec-08
Earnings:
Net increase in net assets from operations	$7,213,281	$26,125,779	$7,649,544	$(14,288,678)	$34,428,269	$(63,283,409)
Income tax expense, including excise tax	-	-	-	-	(25,000)	-
Total Earnings before taxes	$7,213,281	$26,125,779	$7,649,544	$(14,288,678)	$34,403,269	$(63,283,409)

Fixed Charges:
Interest expense	$2,075,812	$6,371,209	$4,588,465	$6,921,159	$9,059,334	$10,758,821
Amortization of debt issuance cost	184,435	604,809	-	-	-	-
Total fixed charges	$2,260,246	$6,976,018	$4,588,465	$6,921,159	$9,059,334	$10,758,821

Earnings available to cover fixed charges	$9,473,527	$33,101,797	$12,238,009	$(7,367,520)	$43,462,603	$(52,524,588)

Ratio of earnings to fixed charges	4.19	4.75	2.67	(1.06)	4.80	(4.88)